KBL Merger Corp. IV
527 Stanton Christiana Rd.

Newark, DE 19713

Via EDGAR

April 26, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re: KBL Merger Corp. IV

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted March 7, 2017

CIK No. 0001690080

Dear Mr. Mancuso:

On behalf of KBL Merger Corp. IV, a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 24, 2017, regarding Amendment No. 2 to the Draft Registration Statement on Form S-1 filed with the Commission on March 7, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Summary, page 1

1.	We note the last sentence of your response to prior comment 2. It is unclear why disclosure about your management’s experience with a company formed for similar purposes is not necessary for investors to evaluate your statements about your management’s background, including your statements about your management’s “track record.” Please advise or revise your disclosure accordingly.

In response to the Staff’s comment, we have added such disclosure on pages 4 and 68.

Units, page 9

2.	Please tell us with specificity where you have disclosed the substance of clause (2) of your response to prior comment 3.

In response to the Staff’s comment, we note that the substance of clause (2) of our response to prior comment 3 was disclosed in our response to comment 5 of the Staff’s comment letter dated December 13, 2016. For further clarity, we have revised the disclosure in footnote (1) and on pages 10, 40, 105, 127 and 130 of the Registration Statement to reflect the substance of clause (2).

Redemption of warrants, page 11

3.	We note your response to prior comment 4. If you may not redeem the warrants when their exercise is not exempt, registered or qualified in each holder’s state, please revise your disclosure on page 12 to clarify.

In response to the Staff’s comment, we have revised the disclosure on pages 12, 35, 46 and 111 to clarify that we may not redeem the warrants under such circumstances.

Conditions to completing our initial business combination, page 15

4.	We note your response to prior comment 5. We may have additional comments after you file the exhibits to this registration statement, including the exhibit mentioned in your response.

For the Staff’s information, we have filed such exhibits with the Registration Statement filed herewith.

If we seek stockholder approval, page 25

5.	Please tell us how you calculated that you would need 36.6% of the public shareholders to approve the transaction given your quorum requirement and your disclosure that you require only a majority of the shares voted.

Upon closing of the initial public offering, the initial stockholder will hold an aggregate of 2,850,000 shares of our common stock, including for the Staff’s information, the calculation has been modified to 36.3% because the number of private placement units to be issued to the initial stockholder has been increased from 305,000 units to 350,000 units (i) 2,500,000 founder shares (assuming no exercise of the underwriters’ over-allotment option and the forfeiture by the sponsor of 375,000 founder shares) and (ii) 350,000 units to be purchased in the private placement.

If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. The total outstanding shares after this offering and the private placement will be 12,950,000 shares (as disclosed in page 10 of the Registration Statement). Thus, we will need at least 6,475,001 shares voted in favor of the business combination. As disclosed in the Registration Statement, our sponsor has agreed to vote its founder shares and private placement shares in favor of our initial business combination. However, as disclosed in the Registration Statement, the underwriters have not committed to vote any private placement shares held by them in favor of our initial business combination. As a result, we will need 3,625,001 shares of the 10,000,000 public shares sold in the initial public offering, or 36.3%, to vote in favor of the business combination.

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If third parties bring claims against us, page 31

6.	We note on pages 31-32 and throughout the filing that you have sought business agreements with your vendors, service providers and prospective target businesses to waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of your public stockholders. Please tell us if your auditors have entered into this type of business agreement with you.

While our independent registered public accounting firm (the “Auditors”) has, in the engagement letter that covers its initial audit and audit services required through the proposed offering, waived any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of the public stockholders (the “Trust”), the Auditor has not waived any rights to fees for which the Auditor would become entitled for services rendered.  The waiver simply constitutes an acknowledgement that Trust fund monies are restricted for the benefit of the public stockholder and may not be used to pay audit fees.  Such fees are the responsibility of the Company.

It is further noted that the Company has a loan agreement in place with the Company’s sponsor to cover specific amounts payable prior to the closing of the proposed offering and has designated certain amounts to be held outside of the Trust to cover payments after the proposed offering, including audit fees. There are not currently any unpaid professional fees due to the Auditor for services rendered.

Scientific and Advisory Board, page 95

7.	We note your response to prior comment 12. If your advisory board members have no obligations to you, it remains unclear why it is appropriate to highlight the board in your prospectus summary. Also, if the advisory board has no fiduciary duties and no voting or decision-making authority, it is unclear why it is appropriate to present them as part of your “Management” disclosure in addition to your “Proposed Business” disclosure. Please advise or revise.

In response to the Staff’s comment, we have deleted the description of the members of the Scientific and Advisory Board from the “Summary” and “Management” sections.

For the Staff’s information, the members of the Scientific Advisory Board are people with whom Dr. Krauss has worked for many years. Many of these people were advisors to Dr. Krauss’s previous SPACs and other KBL entities. Dr. Krauss regularly meets with these individuals and has called on them for assistance with respect to numerous transactions over the past 30 years. Such individuals are members of our sponsor and have orally indicated that they are willing to devote the time requested by Dr. Krauss and will actively participate in transactions (in the same manners as they did in the past). Such individuals have never declined to assist when requested by Dr. Krauss, and we have no reason to believe they will decline in the future.

8.	Please clarify how you addressed the last two sentences of prior comment 12. We note for example your disclosure on pages 66 and 67.

In response to the Staff’s comment, we have deleted certain information from the biographies of certain members of the Scientific and Advisory Board in order to make the disclosure balanced.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Marlene Krauss
Marlene Krauss

cc:	Ellenoff Grossman & Schole LLP

Holland & Knight LLP

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